July 20, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman, Esq.
Sara D. Kalin, Esq.

Re:	Business Objects S.A.
Registration Statement on Form S-3
File No. 333-119662
Initially Filed October 8, 2004

Ladies and Gentlemen:

     On behalf of Business Objects S.A. (“Business Objects”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2005 relating to the Registration Statement on Form S-3 (File No. 333-119662) originally filed with the Commission on October 8, 2004 (“Registration Statement”), as amended by Amendment No. 1 to the Registration Statement, filed November 10, 2004, and Amendment No. 2 to the Registration Statement, filed June 23, 2005.

     On behalf of Business Objects, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 3 to Ms. Kalin by overnight delivery. Amendment No. 3 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects’ response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 3.

Securities and Exchange Commission
RE: Business Objects S.A.
July 20, 2005

Prospectus Cover Page

1.	We note that you filed an additional Form S-3 (333-126082) on June 23, 2005. Please revise the cover page to disclose the existence of this separate offering and to indicate the number of shares covered by the other registration statement. Additionally, please note that comments regarding registration statement number 333-126082 will be sent under separate cover.

          Business Objects has revised the disclosure on the prospectus cover page of Amendment No. 3 in response to the Staff’s comment.

Legal Opinion

2.	Please file a revised legal opinion updated to refer to the increased number of shares being offered under the registration statement.

          Business Objects has filed a revised legal opinion as Exhibit 5.1 to Amendment No. 3, which refers to the increased number of shares being offered under the Registration Statement in response to the Staff’s comment.

          On behalf of Business Objects, we inform the Staff that we will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after the comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461, such request may be made either in writing or orally. If the request is made orally, we advise you that Business Objects is aware of its obligations under the Securities Act of 1933, as amended, in connection with such request for acceleration.

          An appropriate request for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.

          In anticipation of providing a request for acceleration of the Registration Statement, pursuant to the letter dated November 4, 2004 from the Commission to Business Objects, Business Objects hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
RE: Business Objects S.A.
July 20, 2005

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Business Objects may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Pursuant to Rule 472, Amendment No. 3 is filed herewith in response to the Staff’s comments. Business Objects confirms that no additional material changes were made in Amendment No. 3 for reasons other than: (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update the Risk Factors and certain other date-specific information; (iv) to update the indemnification disclosure in Item 15 of Part II; (v) to update the Information Incorporated by Reference; and (vi) to update Item 16. Exhibits and the Exhibit Index.

          Please direct your questions or comments to John T. Sheridan of this office (650-320-4631) or me (650-320-4509). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Sheridan and me at 650-493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Michael Post
Michael Post

cc:	Susan J. Wolfe, Esq.
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.